                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 2001.

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number _________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: BSB Bank & Trust Company 401(k) Savings Plan in
                                -----------------------------------------------
RSI Retirement Trust.
--------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: BSB Bancorp, Inc., 58-68 Exchange
                                           ---------------------------------
Street, Binghamton, NY 13901.
----------------------------

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        BSB Bank & Trust Company
        401(k) Savings Plan in RSI Retirement Trust

        Financial Statements

        December 31, 2001 and 2000

                             Bank & Trust Company
                   401(k) Savings Plan in RSI Retirement Trust

                                      Index

                                                                                 Page
Report of Independent Accountants ..........................................        2

Financial Statements:

    Statements of Net Assets Available for Benefits,
      December 31, 2001 and 2000 ...........................................        3

    Statements of Changes in Net Assets Available for Benefits,
      Years Ended December 31, 2001 and 2000 ...............................        4

    Notes to Financial Statements ..........................................      5-7

Supplemental Schedule:

    Schedule of Assets Held for Investment Purposes
      at End of Year (Schedule H, Item 4(i)) * .............................        8

* Refers to item number in Federal Form 5500 for the Plan year ended December 31, 2001.

                        Report of Independent Accountants



To the Participants and Administrator of the 401(k) Savings Plan in RSI Retirement Trust
Binghamton, New York


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan in RSI Retirement Trust (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 3, 2002

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Statements of Net Assets Available for Benefits,
December 31, 2001 and 2000
--------------------------------------------------------------------------------


Assets                                                      2001            2000

Cash and cash equivalents                            $   105,265     $    72,553

Investments:
    Mutual Funds                                      11,621,934      12,142,970
    Common Stock                                       1,766,803         759,517

Loans receivable                                         673,483         563,419

Other receivables                                            128           4,426
                                                     -----------     -----------

         Net Assets Available for Benefits           $14,167,613     $13,542,885
                                                     ===========     ===========


    The accompanying notes are an integral part of the financial statements.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Statements of Changes in Net Assets Available for Benefits,
Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                 2001              2000
Additions:
     Employer contributions                                             $     333,940      $    343,631
     Participant contribution                                               1,755,334           928,532
     Net depreciation in fair value of investments                           (666,325)         (400,784)
     Dividend income                                                           93,169            60,643
     Interest on loans                                                         38,421            34,583
-------------------------------------------------------------------------------------------------------
                                                                            1,554,539           966,605
Deductions:
     Benefits paid to participants                                           (929,811)       (1,391,732)
-------------------------------------------------------------------------------------------------------

         Net additions (deductions)                                           624,728          (425,127)

Net assets available for benefits, beginning of year                       13,542,885        13,968,012
-------------------------------------------------------------------------------------------------------

         Net Assets Available for Benefits, End of Year                 $  14,167,613      $ 13,542,885
=======================================================================================================


    The accompanying notes are an integral part of the financial statements.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Plan Description

       The following description of the BSB Bank & Trust Company 401(k) Savings Plan (the "Plan") in RSI Retirement Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan covering all full-time employees of the BSB Bank Trust Company (the "Company"). Effective June 1, 2001, any full-time employee is eligible to participate in the Plan on the first payroll period of the month following the date of hire. The Plan was established on April 1, 1986 and is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

       Contributions

       The Company contributes 100% of the participant's contribution up to two percent of participant compensation and 50% of up to the next two percent of participant's compensation.

       Participants may contribute not less than one percent nor greater than ten percent of their compensation up to a maximum of $10,500 per year on a before-tax basis for the 2001 and 2000 Plan years.

       Participant Accounts

       Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. Allocation of Plan earnings is done on a quarterly basis and is based on each fund's quarterly earnings percentage multiplied by the participant's accumulated investments and earnings in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Participants vest 20% annually and are 100% vested after five years of credited service.

       Forfeitures

       The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. The value of any forfeitures is used to reduce the Company's future contributions.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over a period not to exceed 20 years.

       Inactive Accounts

       Account balances of individuals who have withdrawn from participation in the operations of the plan were approximately $1.9 million and $1.3 million at December 31, 2001 and 2000, respectively.

       Loans to Participants

       The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contribution or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of a comparable term treasury note plus 1 percent. Principal and interest are paid ratably through payroll deductions.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Plan Description (Continued)

       Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     Summary of Significant Accounting Policies

       Basis of Presentation

       The financial statements of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust included herein have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

       Investment Valuation

       The Plan's investments are stated at fair value. Retirement trust funds represent participation in the RSI Retirement Trust Funds and are valued by the trust based upon the market value of each fund's underlying securities. BSB Bancorp, Inc. and RSI System Group Inc. common stock is valued at its quoted market price. Participant loans receivable are valued at cost.

       Cash and Cash Equivalents

       Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

       Income Recognition

       The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments. The net appreciation (depreciation) in the RSI Retirement Trust Funds includes interest, dividends, and realized and unrealized gains and losses.

       Administrative Expenses

       The Company is responsible for all administrative costs of the Plan, which approximated $48,000 and $35,000 for the plan years ended December 31, 2001 and 2000, respectively.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Risks and Uncertainties

       The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------

3.     Tax Status

       The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated September 24, 2001, from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.

4.     Investments

       Investments are held within various Common Funds maintained by RS Group Trust Company and within a BSB Common Stock Fund held in a custodial account at a financial institution.

       Participants in the Plan have the right to determine the allocation of their accounts among various investment alternatives offered.

       The fair values of investments representing 5% or more of Plan assets at December 31 are as follows:

                                                         2001            2000

        RSI Core Equity Fund                       $3,115,164      $4,831,774
        RSI Emerging Growth Fund                            -       2,592,973
        RSI Value Equity Fund                       2,045,695       2,271,109
        RSI Actively Managed Bond Fund                      -         741,644
        RSI Short-Term Investment Fund                      -         938,413
        SSGA S&P 500 Index Fund                       796,801               -
        Alger Mid Cap Fund                            952,897               -
        PIMCO Total Return Fund                       873,555               -
        RS Group Stable Value Fund                  2,023,106               -
        BSB Bancorp, Inc. Common Stock              1,759,804         752,221


       During 2001 and 2000, the appreciation (depreciation) on the Plan's investments were as follows:

                                                         2001            2000

        Mutual Funds                              $(1,371,259)      $ (91,220)
        Common Stock                                  704,934        (309,564)
                                                  -----------       ---------
                                                  $  (666,325)      $(400,784)
                                                  ===========       =========

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Schedule of Assets Held for Investment Purposes at End of Year
(Schedule H, Item 4(i))
December 31, 2001
--------------------------------------------------------------------------------
                                                                            Fair
Investment                                                                 Value

Cash and cash equivalents:
     Cash                                                             $   30,556
     Federal Prime Obligation                                             63,759
     RSI Forfeiture Fund                                                  10,950

Common Stock:
     BSB Bancorp, Inc. Common Stock                                    1,759,804
     Retirement System Group Inc. Common Stock                             6,999

Mutual Funds:
     RSI Core Equity Fund                                              3,120,111
     RSI Value Equity Fund                                             2,050,074
     Janus Advisor Growth Fund                                           445,099
     SSGA S&P 500 Index Fund                                             796,801
     Neuberger Berman Genesis Fund                                       612,301
     Alger Mid Cap Fund                                                  952,897
     PIMCO Total Return Fund                                             873,555
     RS Group Conservative Model Fund                                    102,290
     RS Group Moderate Model Fund                                        347,726
     RS Group Aggressive Model Fund                                      305,497
     RS Group Stable Value Fund                                        2,023,106